                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)1

                             BIOSPHERE MEDICAL, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   09066V 10 3
                                 (CUSIP NUMBER)

                              TIMOTHY J. BARBERICH
                             CHIEF EXECUTIVE OFFICER
                                  SEPRACOR INC.
                                 111 LOCKE DRIVE
                        MARLBOROUGH, MASSACHUSETTS 01752
                                 (508) 481-6700
-------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 MARCH 29, 1996
-------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. | |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 09066V 10 3                                         Page 2 of 8 Pages


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Sepracor Inc.                22-2536587
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     N/A

-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     WC

-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
     N/A

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Delaware

-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY OWNED               5,824,334 shares
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                  0 shares
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  5,824,334
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  0 shares
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,824,334 shares

-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     N/A

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     56%

-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     CO

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
-------------------------------------------------------------------------------

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Sepracor Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP NO. 09066V 10 3                                         Page 3 of 8 Pages


ITEM 1. SECURITY AND ISSUER.

                 This statement on Schedule 13D relates to the Common Stock, $0.01 par value per share ("Issuer Common Stock"), of BioSphere Medical, Inc., a Delaware corporation ("BioSphere" or "Issuer"). The principal executive offices of BioSphere are located at 1050 Hingham Street, Rockland, Massachusetts 02370.

ITEM 2. IDENTITY AND BACKGROUND.

                  The name of the corporation filing this statement is Sepracor Inc., a Delaware corporation ("Sepracor"). Sepracor's principal business is the development and commercialization of potentially improved versions of widely-prescribed drugs. The address of the principal executive offices of Sepracor is 111 Locke Drive, Marlborough, Massachusetts 01752. Set forth on SCHEDULE A is the name, residence or business address, citizenship and present principal occupation or employment of each of Sepracor's directors and executive officers (the "Schedule A Persons"). Also set forth on SCHEDULE A is the name, principal business and address of any corporation or other organization in which employment of each Schedule A Person is conducted, as of the date hereof. All Schedule A Persons are U.S. citizens, except as otherwise indicated on SCHEDULE A.

                  Neither Sepracor nor, to Sepracor's best knowledge, any Schedule A Person is required to disclose legal proceedings pursuant to Items 2(d) or 2(e).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) Sepracor purchased 1,369,788 shares of Issuer Common Stock in June 1996 (the "1996 Purchase") for $5,547,641, as further described in Item 4 below.

         (b) Sepracor purchased 454,545 shares of Issuer Common Stock in July 2000 (the "2000 Purchase") for $4,999,995, as further described in Item 4 below.

                  Sepracor used its working capital to fund each of the 1996 Purchase and the 2000 Purchase.

ITEM 4. PURPOSE OF TRANSACTION.

         (a) THE 1996 PURCHASE. Sepracor and the Issuer entered into an Agreement, dated as of March 29, 1996 (the "Loan Agreement"), providing for, among other things, (i) a loan by Sepracor to the Issuer of up to $5,500,000 and (ii) the issuance by the Issuer to Sepracor of a Convertible Subordinated Note in the principal amount of $5,500,000 (the "Note"). On June 10, 1996, Sepracor converted the outstanding principal, plus accrued interest, of the Note into an aggregate of 1,369,788 shares of Issuer Common Stock.

                  The foregoing summary of the 1996 Purchase is qualified in its entirety by reference to the full text of each of the Loan Agreement and the Note, which are included as Exhibits 7(a) and 7(b), respectively, to this Schedule 13D.

CUSIP NO. 09066V 10 3                                         Page 4 of 8 Pages


         (b) THE 2000 PURCHASE. The Issuer entered into a Stock Purchase Agreement, dated as of July 28, 2000 (the "Stock Purchase Agreement"), with Sepracor and several other investors named therein (the "Other Investors"). Under the terms of the Stock Purchase Agreement, Sepracor purchased an aggregate of 454,545 shares of Issuer Common Stock for an aggregate purchase price of $4,999,995.

                  The foregoing summary of the 2000 Purchase is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, which is included as Exhibit 7(c) to this Schedule 13D.

                  Sepracor currently holds its interest in the Issuer for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) Sepracor and the Schedule A Persons may be deemed to beneficially own an aggregate of 5,936,554 shares of Issuer Common Stock. Based on the 10,480,922 shares of Issuer Common Stock that were issued and outstanding on November 9, 2000 (as indicated on the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000), the 5,936,554 shares beneficially owned by Sepracor and the Schedule A Persons, calculated in accordance with Rule 13d-3 of the Exchange Act, represent 56.6% of the issued and outstanding shares of Issuer Common Stock.

         (b) Sepracor has the sole power to vote, or to direct the vote of 5,824,334 shares and the sole power to dispose of, or to direct the disposition of 5,824,334 shares of Issuer Common Stock. The Schedule A Persons each have sole power to vote, or to direct the voting of, and sole power to dispose of, or to direct the disposition of, the shares of Issuer Common Stock each is deemed to beneficially own, as set forth on SCHEDULE A, except as otherwise indicated on SCHEDULE A.

         (c)-(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Except as described below and in Items 3 and 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any other person with respect to any securities of the Issuer.

                  In connection with the 2000 Purchase, the Issuer, Sepracor and the Other Investors entered into a registration rights agreement, dated as of July 28, 2000 (the "Registration Rights Agreement"), which provides for registration under the Securities Act of 1933, as amended, of the shares of Issuer Common Stock purchased by Sepracor and the Other Investors under the Stock Purchase Agreement.

                  The foregoing summary of the terms of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is included as Exhibit 7(d) to this Schedule 13D and is incorporated herein by reference.

                  In connection with the purchase and sale of certain shares of Issuer common stock and of Issuer warrants, the Issuer entered into a stock and warrant purchase agreement, dated as of February 4, 2000 (the "Stock and Warrant Purchase Agreement"), with Timothy Barberich and David Southwell, each a Schedule A Person, and several other investors named therein. In connection with this same transaction, the Issuer entered into a warrant agreement, dated as of February 4, 2000 (the "Warrant Agreement"), with Mr. Barberich, Mr. Southwell and several other investors named therein.

                  The foregoing summary of the terms of the Stock and Warrant Purchase Agreement and the Warrant Agreement is qualified in its entirety by reference to the full text of each of the Stock and Warrant Purchase Agreement and the Warrant Agreement, which are included as Exhibits 7(e) and 7(f) to this Schedule 13D and are incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                  The following documents are filed as exhibits:

                  a. Agreement, dated as of March 29, 1996, between the Issuer and Sepracor

                  b. Convertible Subordinated Note dated March 29, 1996, made by the Issuer in favor of Sepracor

CUSIP NO. 09066V 10 3                                         Page 5 of 8 Pages


                  c.* Stock Purchase Agreement, dated as of July 28, 2000, by and among the Issuer and the several purchasers named on Exhibit A attached thereto.

                  d.* Registration Rights Agreement, dated as of July 28, 2000, by and among the Issuer and the individuals listed on Exhibit A attached thereto.

                  e.**Stock and Warrant Purchase Agreement, dated as of
                      February 4, 2000 between the Issuer and the individuals listed on the Schedule of Purchasers attached thereto.

                  f.**Warrant Agreement, dated as of February 4, 2000,
                      between the Issuer and the individuals listed on the Schedule of Purchasers attached thereto.

                 * Incorporated herein by reference from the Issuer's Quarterly
                   Report on Form 10-Q for the quarter ended June 30, 2000.

                 **Incorporated by reference from the Issuer's Annual Report on Form 10-K for the year ended December 31, 1999.

CUSIP NO. 09066V 10 3                                         Page 6 of 8 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

     DATED:   February 13, 2001

                                  SEPRACOR INC.


                                  By: /s/ Robert F. Scumaci
                                     -----------------------------------------
                                     Robert F. Scumaci

                                     Title: Senior Vice President, Finance
                                            and Administration, and Treasurer

CUSIP NO. 09066V 10 3                                         Page 7 of 8 Pages


                                   Schedule A

            NAME                       BUSINESS ADDRESS        SHARES OF ISSUER
                                                              BENEFICIALLY OWNED
EXECUTIVE OFFICERS OF SEPRACOR
Timothy J. Barberich                111 Locke Drive               78,777
Chairman of the Board and Chief     Marlborough, MA 01752
Executive Officer

William J. O'Shea                   111 Locke Drive                  0
President and Chief Operating       Marlborough, MA 01752
Officer

David Southwell                     111 Locke Drive               13,943
Executive Vice President,           Marlborough, MA 01752
Chief Financial Officer
and Secretary

Paul D. Rubin, M.D.                 111 Locke Drive                  0
Executive Vice President,           Marlborough, MA 01752
Drug Development & ICE Research

James R. Hauske, Ph.D               111 Locke Drive                  0
Senior Vice President, Discovery    Marlborough, MA 01752

Douglas E. Reedich, Ph.D, J.D.      111 Locke Drive                  0
Senior Vice President,              Marlborough, MA 01752
Legal Affairs and Chief Patent
Counsel

Robert F. Scumaci                   111 Locke Drive               18,500
Senior Vice President,              Marlborough, MA 01752
Finance & Administration and
Treasurer


DIRECTORS OF SEPRACOR
(PRESENT PRINCIPAL OCCUPATION)

James G. Andress                    Warner Chilcott, PLC             0
(Chief Executive Officer,           100 Enterprise Drive,
Warner Chilcott, PLC)               Suite 280
                                    Rockaway, NJ  07866

Timothy J. Barberich                111 Locke Drive             See above
Chairman of the Board and           Marlborough, MA 01752
Chief Executive Officer


CUSIP NO. 09066V 10 3                                         Page 8 of 8 Pages



Digby W. Barrios                    44 St. John's Road             1,000
                                    Ridgefield, CT 06877

Robert J. Cresci                    Pecks Management Partners        0
(Managing Director,                 One Rockefeller Plaza
Pecks Management Partners)          Suite 320
                                    New York, NY 10020

Keith Mansford                      Mansford Associates              0
(Principal, Mansford                Nine Cavendish Road
Associates)                         Redhill, Surrey RH 1 4AL
Citizenship: United Kingdom         England

James F. Mrazek                     Four Corners Venture Fund        0
(President and Managing             6336 N. Oracle Road
Partner, Four Corners               Suite 326-328
Venture Fund)                       Tucson, AZ 85704

Alan A. Steigrod                    Newport HealthCare Ventures      0
(Managing Director, Newport         601 Lido Park Drive, #7A
HealthCare Ventures)                Newport Beach, CA 92663